Exhibit 99.75

AGENCY AGREEMENT

July 21, 2011

Timmins Gold Corp.
Suite 1900 – 570 Granville St.
Vancouver, British Columbia
V6C 3P1

Attention:	Mr. Bruce Bragagnolo
Chief Executive Officer

- and -

Pacific Road Resources Fund A, and
Pacific Road Resources Fund B
Level 23, Goldfields House
1 Alfred Street
Sydney, NSW 2000
Australia

Attention:	Mr. Greg Dick

- and -

Pacific Road Holdings NV
Avenue Louise 331-333
1050 Brussels, Belgium

Attention:	Ms. Ann Lavrysen

Dear Sirs/Mesdames:

M Partners Inc., National Bank Financial Inc. (the “Co-Lead Agents”) and Paradigm Capital Inc. (together with the Co-Lead Agents, the “Agents”) understand that Pacific Road Resources Fund A, Pacific Road Resources Fund B and Pacific Road Holdings NV (each a “Pacific Road Entity” and collectively the “Pacific Road Entities”) propose to sell up to 25,205,090 common shares (the “Common Shares”) of Timmins Gold Corp. (the “Corporation”) pursuant to a marketed offering (the “Offering”) of special warrants of the Corporation (the “Special Warrants”) by private placement, to be subsequently qualified by a short form prospectus prepared by the Corporation, at a price of $2.51 per Special Warrant (the “Offering Price”) for aggregate gross proceeds of up to approximately Cdn.$63,264,775 payable to the Corporation, which amount will be paid by the Corporation to the Pacific Road Entities in consideration for the Pacific Road Entities delivering the Common Shares to purchasers of Special Warrants.

Subject to the conditions described herein, each Special Warrant will entitle the holder thereof to receive upon exchange following the Qualification Date (as defined below), and without payment of any additional consideration to the Offering Price, one Common Share. The Special Warrants will be automatically exchanged on the third Business Day (or such other date as may be agreed to between the parties acting reasonably) after the date of the receipt for a (final) short form prospectus of the Corporation (the “Final Prospectus”) to qualify, in each of the Qualifying Provinces (as defined below), the distribution of the Common Shares to be delivered upon exchange of the Special Warrants (the “Qualification Date”). If the Qualification Date has not occurred on or before 5:00 p.m. (Toronto time) on August 31, 2011 (the “Qualification Deadline”), the funds representing the aggregate Offering Price paid by each Purchaser (as defined herein) will be returned to such Purchaser unless, pursuant to and subject to the conditions set out in Section 2(3) of this Agreement, the Purchaser (and other Purchasers collectively holding at least a specified amount of Special Warrants) elects to complete the exchange of the Special Warrants for the Common Shares subject to applicable Canadian Securities Laws (as defined herein) restrictions for private placements.

The following are the terms and conditions of the agreement between the Corporation , the Pacific Road Entities and the Agents:

TERM AND CONDITIONS

Section 1	Certain Definitions and Interpretation

(1)	In this Agreement:

“affiliate” means an affiliated entity for purposes of National Instrument 45-106 Prospectus and Registration Exemptions;

“Agents” has the meaning given to that term on the first page of this Agreement;

“Agents’ Commission” has the meaning given to that term in Section 10(2) of this Agreement;

“Agents Expenses” means the aggregate of the reasonable fees and disbursements of one legal counsel to the Co-Lead Agents (for the Agents) and the reasonable out-of-pocket expenses incurred by the Agents;

“Agent Indemnified Party” or “Agent Indemnified Parties” has the meaning given to that term in Section 12(1) of this Agreement;

“Agreement” means this agency agreement;

“arm’s length” has the meaning given to that term in the Income Tax Act (Canada);

“associate” has the meaning given to that term under the Securities Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the cities of Toronto, Ontario and Vancouver, British Columbia;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Provinces and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Provinces;

“Closing” means the closing of the Offering;

“Closing Date” means July 21, 2011 or such other date as may be agreed to by the Corporation, the Pacific Road Entities and the Agents, each acting reasonably;

“Co-Lead Agents” has the meaning given to that term on the first page of this Agreement;

“Common Share Escrow” has the meaning given to that term in Section 2(7) of this Agreement;

“Common Shares” has the meaning given to that term on the first page of this Agreement;

“Corporation” has the meaning given to that term on the first page of this Agreement;

“Corporation’s Auditors” means Deloitte & Touche LLP;

“Corporation Indemnified Party” or “Corporation Indemnified Parties” has the meaning given to such term in Section 12(7) of this Agreement;

“Current Resource Estimate” has the meaning given to that term in Section 7(1)(z) of this Agreement;

“Documents” means collectively this Agreement, the Special Warrant Indenture and the Subscription Agreements;

“Environmental Laws” has the meaning given to that term in Section 7(1)(bb) of this Agreement;

“Escrow” has the meaning given to that term in Section 2(6) of this Agreement;

“Escrowed Proceeds” has the meaning given to that term in Section 2(6) of this Agreement;

“Expenses” has the meaning given to that term in Section 13 of this Agreement;

“Final Prospectus” has the meaning given to that term on the first page of this Agreement;

“Final Receipt” has the meaning given to that term in Section 8(4)(b)(ii) of this Agreement;

“Financial Information” means the audited annual consolidated financial statements of the Corporation as at and for the year ended March 31, 2011 (including the notes thereto and the auditor’s report thereon);

“Fund A” means Pacific Road Resources Fund A;

“Fund B” means Pacific Road Resources Fund B;

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other government or governmental or public ministry, department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority, or (iv) any stock exchange or securities regulator;

“Governmental Licenses” has the meaning given to that term in Section 7(1)(aa) of this Agreement;

“Hazardous Materials” has the meaning given to that term in Section 7(1)(bb) of this Agreement;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of preemption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other material right or material claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

“Material Adverse Effect” means the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations or assets of the Corporation considered on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings given thereto in the Securities Act (British Columbia);

“Material Contracts” has the meaning given to that term in Section 7(1)(dd) of this Agreement;

“M Partners” means M Partners Inc.;

“Offering” has the meaning given to that term on the first page of this Agreement;

“Offering Jurisdictions” has the meaning given to that term in Section 2(4) of this Agreement;

“Offering Materials” has the meaning given to that term in Section 12(1)(a) of this Agreement;

“Offering Price” has the meaning given to that term on the first page of this Agreement;

“Pacific Road Entities” has the meaning given to that term on the first page of this Agreement;

“Pacific Road Expenses” means the fees and expenses of the Pacific Road Entities’ legal counsel;

“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

“Preliminary Prospectus” has the meaning given to that term in Section 8(4)(a) of this Agreement;

“Preliminary Receipt” has the meaning given to that term in Section 8(4)(a) of this Agreement;

“Private Placement Purchasers” means Purchasers who elect to complete, and do complete, the exchange of the Special Warrants for the Common Shares subject to applicable Canadian Securities Laws restrictions for private placements should the Qualification Date not occur and subject to the terms and conditions set out in the Special Warrant Indenture and Section 2(3) hereof;

“Private Placement Transaction” has the meaning given to that term in Section 2(3) of this Agreement;

“PR Indemnified Party” or “PR Indemnified Parties” has the meaning given to such term in Section 12(1) of this Agreement;

“PRNV” means Pacific Road Holdings NV;

“PR Offering Materials” has the meaning given to that term in Section 12(7)(a) of this Agreement;

“Prospectus Review Procedures” means the procedures of prospectus review in multiple jurisdictions provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and Multilateral Instrument 11-102 – Passport System (other than in Ontario);

“Prospectuses” has the meaning given to that term in Section 8(4)(b)(i) of this Agreement;

“Public Record” means any information concerning the Corporation publicly available on the Corporation’s website or the Corporation’s SEDAR profile at www.sedar.com;

“Purchasers” has the meaning given to that term in Section 2(4) of this Agreement;

“Qualification Date” has the meaning given to that term on the first page of this Agreement;

“Qualification Deadline” has the meaning given to that term on the second page of this Agreement;

“Qualifying Provinces” has the meaning given to that term in Section 2(4) of this Agreement;

“Release” has the meaning given to that term in Section 12(4) of this Agreement;

“San Francisco Gold Mine” the San Francisco Gold Property located in Sonora, Mexico.

“Securities” means the Special Warrants and Underlying Securities, collectively or individually, as the context requires;

“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Offering Jurisdictions;

“Special Warrant” has the meaning given to that term on the first page of this Agreement;

“Special Warrant Agent” has the meaning given in Section 2(1) of this Agreement;

“Special Warrant Indenture” has the meaning given to that term in Section 2(1) of this Agreement;

“Subscription Agreements” means, collectively, the subscription agreements entered into between the Corporation, the Pacific Road Entities and each of the Purchasers in respect of the Offering and shall include, for greater certainty, all schedules thereto;

“subsidiary” means a subsidiary for purposes of the Securities Act (British Columbia);

“Supplementary Material” means, collectively, any documents supplemental to the Final Prospectus required to be filed under Canadian Securities Laws;

“Technical Report” has the meaning given to that term in Section 7(1)(z) of this Agreement;

“Time of Closing” means 9:00 a.m. (Toronto time) on the Closing Date or any other time on the Closing Date as may be agreed to by the Corporation, the Pacific Road Entities and the Agents;

“Timmins Expenses” means all expenses related to the Offering other than the Pacific Road Expenses and the Agents Expenses including, without limitation, the fees and expenses of the Corporation’s legal counsel;

“TSX” means the Toronto Stock Exchange;

“Underlying Securities” means the Common Shares owned by the Pacific Road Entities underlying the Special Warrants;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(2)

Headings, etc. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(3)	Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4)	Schedules. The parties acknowledge that the schedules attached to this Agreement are deemed to be a part hereof and are hereby incorporated by reference herein.

Section 2	The Special Warrants and the Offering

(1)

The Special Warrants shall be issued pursuant to an indenture (the “Special Warrant Indenture”) to be entered into between the Corporation, the Pacific Road Entities, the Co-Lead Agents and Computershare Trust Company of Canada (the “Special Warrant Agent”) and the material attributes and characteristics of the Special Warrants shall be substantially as described in the Special Warrant Indenture.

(2)

Subject to certain adjustment provisions set out in the Special Warrant Indenture, each Special Warrant will entitle the holder thereof to receive upon exchange thereof following the Qualification Date, without payment of any additional consideration, one Underlying Security. The Special Warrants will be automatically exchanged at 5:00 p.m. (Toronto time) on the third Business Day (or such other date as may be agreed to between the parties acting reasonably) after the Qualification Date.

(3)

If (and only if) the Qualification Date has not occurred on or before the Qualification Deadline, Purchasers (including eligible transferees under the Subscription Agreements) who have purchased, in aggregate, at least 12,500,000 Special Warrants, may elect within two Business Days following the Qualification Deadline, notwithstanding the fact that the Qualification Date has not occurred on or before the Qualification Deadline, to complete the exchange of the Special Warrants for the Common Shares subject to applicable Canadian Securities Laws restrictions for private placements. Electing Purchasers will be required to execute such further documentation as may be reasonably required, as collectively determined by the Corporation, the Pacific Road Entities and the Agents, acting reasonably, in order to complete such exchange in compliance with law, including, without limitation, documentation acknowledging and agreeing that no prospectus will be delivered, that the electing Purchasers will receive Common Shares on a private placement basis and that a hold period of four months from the date of transfer of the Special Warrants for Common Shares will apply to the Common Shares and that no rescission rights will be available to the electing Purchasers of Special Warrants. The transaction contemplated by this Section is referred to in this Agreement as the “Private Placement Transaction”.

(4)

The Agents may offer for sale and sell the Special Warrants to Purchasers (the “Purchasers”) in all of the provinces of Canada except Quebec (collectively, the “Qualifying Provinces”) and in such jurisdictions outside of Canada (excluding the United States) as the Corporation and the Agents may agree in which the Special Warrants may be lawfully effected and sold (together with the Qualifying Provinces, the “Offering Jurisdictions”) in compliance with all applicable securities laws and in such a manner so as not to require registration thereof or filing or delivery of a prospectus or offering memorandum with respect thereto under such laws.

(5)

The rights and obligations of the Agents under this Agreement, including but not limited to the entitlement to the Agents’ Commission contemplated in Section 10, shall be several (as distinguished from joint or joint and several) rights and obligations for each Agent. Nothing in this Agreement is intended to create any relationship in the nature of a partnership or joint venture between the Agents.

(6)

The gross proceeds from the sale of the Special Warrants (the “Escrowed Proceeds”) will be deposited by M Partners, on behalf of the Agents, as directed by the Corporation, into escrow (“Escrow”) with the Special Warrant Agent in accordance with terms of the Special Warrant Indenture on or before the Time of Closing. The Escrowed Proceeds (and accrued interest) will be released from Escrow in accordance with the provisions of the Special Warrant Indenture.

(7)

The Underlying Securities will be deposited into escrow (the “Common Share Escrow”) by the Pacific Road Entities with the Special Warrant Agent in accordance with the terms of the Special Warrant Indenture on or before the Time of Closing. The Underlying Securities held in the Common Share Escrow will be released from the Common Shares Escrow in accordance with the provisions of the Special Warrant Indenture.

(8)

The parties acknowledge and agree that Purchasers have made their investment decision based on their purchase of Special Warrants and shall not have rights of withdrawal upon receipt of the Final Prospectus. If, however, such rights are nevertheless found to be applicable by a Governmental Authority, the Agents acknowledge on behalf of the Purchasers that upon such withdrawal Purchasers would retain Special Warrants which by their terms will be automatically exchangeable for Common Shares.

Section 3	Offering Restrictions

(1)	The Corporation and the Pacific Road Entities acknowledge and the Agents hereby, severally, represent, warrant, covenant and agree that:

(a)

the Agents shall: (i) only solicit subscriptions for Special Warrants and sell the Special Warrants on a private placement basis in accordance with the terms and conditions of this Agreement and in compliance with all applicable securities laws and securities regulations in those jurisdictions where they may be lawfully offered for sale or sold; (ii) not offer or sell the Special Warrants so as to require registration thereof or filing of a prospectus or offering memorandum with respect thereto under the laws of any jurisdiction and will not solicit offers to purchase or sell the Special Warrants in any jurisdiction outside of Canada where the solicitation or sale of the Special Warrants would result in any ongoing disclosure requirements in such jurisdiction or any registration requirements in such jurisdiction; (iii) obtain from each Purchaser an executed Subscription Agreement in the appropriate form agreed to by the Corporation, the Pacific Road Entities and the Agents together with all requisite forms, undertakings and materials; (iv) not make available to prospective purchasers of the Special Warrants any documents which would constitute an offering memorandum as defined under Canadian Securities Laws and other applicable securities laws and will not advertise the proposed sale of such securities in printed public media, radio, television or telecommunications, including electronic display or the internet; and (v) not engage in any form of general solicitation or general advertising with respect to the offer or sale of the Special Warrants, including but not limited to, causing the offering of the Special Warrants to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the internet, or conduct any seminar or meeting relating to the offer and sale of the Special Warrants whose attendees have been invited by general solicitation or general advertising;

(b)

no offers to purchase the Special Warrants in the United States or to, or for the account or benefit of, “U.S. persons” (as such term is defined in Regulation S under the U.S. Securities Act), shall be solicited by the Agents and no sales of the Special Warrants in the United States or to, or for the account or benefit of, U.S. persons, shall be made by the Agents; and

(c)	where required by law, each of the Agents are duly registered dealers in the jurisdictions where the Special Warrants are offered and sold.

Section 4	Obligations of the Corporation and the Pacific Road Entities

(1)

The Corporation undertakes to file or cause to be filed, on a timely basis and within the time periods stipulated by Canadian Securities Laws all forms, undertakings and other documents required to be filed by the Corporation under Canadian Securities Laws in connection with the purchase and sale of the Special Warrants so that the distribution of the Special Warrants may lawfully occur without the necessity of filing or delivery of a prospectus, registration statement, offering memorandum or similar document.

(2)

The Corporation further agrees to comply with all applicable securities laws in connection with the distribution of the Securities. If the Agents, directly or through selling group members, conduct selling activities in jurisdictions other than Canada, and without limitation to the obligations of the Agents in Section 3(1)(a), the Corporation will file all forms and other documents required to be filed in such other jurisdictions, to the extent the Agents obtained the prior written consent of the Corporation and the Pacific Road Entities to conduct any activity requiring such filings.

(3)

Subject to compliance with applicable securities laws, any press release of the Corporation relating to the Offering will be provided in advance to the Agents and the Pacific Road Entities. The Corporation will agree to the form and content thereof with the Agents and the Pacific Road Entities prior to the release thereof. In order to comply with U.S. Securities Laws, no press release will be issued in the United States by the Corporation or any of its subsidiaries concerning the Offering from the date hereof, and any press release issued concerning the Offering shall include the following:

“Not for dissemination in the United States of America or distribution to United States of America news or wire services.”

“This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.”

(4)

The Corporation and each of the Pacific Road Entities shall not (i) provide to prospective Purchasers of the Special Warrants any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Canadian Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Special Warrants, including but not limited to, causing the offering of the Special Warrants to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the internet, or conduct any seminar or meeting relating to the offer and sale of the Special Warrants whose attendees have been invited by general solicitation or general advertising.

(5)

The Corporation hereby covenants to and in favour of the Agents and the Purchasers, and with respect to the matters referred to in (a) and (c) below, to and in favour of the Pacific Road Entities, and acknowledges that each of them is relying on such covenants, as follows:

(a)

the Corporation shall allow the Agents and the Pacific Road Entities and their respective representatives the opportunity to conduct all due diligence which the Agents and the Pacific Road Entities may reasonably require to be conducted prior to the Closing Date in order to fulfil their obligations as Agents under Canadian Securities Laws or as they determine is advisable to protect their reputation and the investment of Purchasers in the Offering;

(b)

the Corporation shall use its commercially reasonable best efforts to fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 6 to the extent the same are applicable in respect of acts to be performed or caused to be performed by it;

(c)

until the earlier of the Qualification Date and the Qualification Deadline, the Corporation shall deliver to the Agents and the Pacific Road Entities copies of all correspondence and other written communications between the Corporation and any United States or Canadian securities regulatory authority or other Governmental Authority (including the TSX) relating to the Offering or the Corporation’s common shares and will generally keep the Agents and the Pacific Road Entities apprised of the status of, including all developments relating to, the Offering, and satisfaction of the closing conditions applicable to the Corporation;

(d)

the Corporation shall duly execute and deliver the Subscription Agreements, the Special Warrant Indenture and the Special Warrant Certificates at or prior to the Time of Closing, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation; and

(e)

the Corporation shall ensure that the Special Warrants shall be duly and validly authorized and issued and have the attributes corresponding in all material respects to the description thereof set forth in the Special Warrant Indenture.

(6)

During the period commencing with the date hereof and ending on the completion of the distribution of the Securities the Corporation will promptly inform the Agents and the Pacific Road Entities of the full particulars of:

	(a)	any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets;

	(b)	any change in any material fact contained or referred to in the Public Record or the Prospectuses; and

	(c)	the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

		(i)	render any portion of the Public Record and/or the Prospectuses untrue, false or misleading in any material respect;

		(ii)	result in a misrepresentation in the Public Record and/or the Prospectuses; or

(iii)

result in the Public Record and/or the Prospectuses not complying with the Canadian Securities Laws in a material respect; provided that if the Corporation and/or the Pacific Road Entities are uncertain as to whether a material change, change, occurrence or event of the nature referred to in this subparagraph has occurred, the Corporation and/or the Pacific Road Entities shall promptly inform the Agents of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agents as to whether the occurrence is of such a nature.

(7)

The Corporation will duly, faithfully and punctually perform all the obligations to be performed by it and comply with its covenants and agreements hereunder and under the Subscription Agreements and the Special Warrant Indenture.

(8)

The Corporation covenants and agrees with each of the Agents and the Pacific Road Entities, that it will use its reasonable commercial efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things the Agents may reasonably require of it from time to time for the purpose of giving effect to this Agreement and the transactions contemplated by the Subscription Agreements and the Special Warrant Indenture and will take all such additional steps as may be reasonably within its power to implement to the full extent the provisions of this Agreement, the Subscription Agreement and the Special Warrant Indenture which are applicable to the Corporation.

(9)

Each Pacific Road Entity shall use its commercially reasonable best efforts to fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 6 to the extent the same are applicable in respect of acts to be performed or caused to be performed by it.

(10)

Each Pacific Road Entity shall duly execute and deliver the Subscription Agreements and the Special Warrant Indenture at or prior to the Time of Closing, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by each of the Pacific Road Entities.

(11)

Each Pacific Road Entity will duly, faithfully and punctually perform all the obligations to be performed by it and comply with its covenants and agreements hereunder and under the Subscription Agreements and the Special Warrant Indenture.

(12)

Each Pacific Road Entity covenants and agrees with each of the Agents, that it will use its reasonable commercial efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things the Agents may reasonably require of it from time to time for the purpose of giving effect to this Agreement and the transactions contemplated by the Subscription Agreements and the Special Warrant Indenture and will take all such additional steps as may be reasonably within its power to implement to the full extent the provisions of this Agreement, the Subscription Agreement and the Special Warrant Indenture which are applicable to the Pacific Road Entities.

Section 5	Due Diligence

Until the distribution of the Underlying Securities, the Agents, the Pacific Road Entities, their respective legal counsel, and technical consultants will be provided with timely access to all information reasonably required to permit them to conduct a full due diligence investigation of the Corporation and its business operations, properties, assets, affairs and financial condition. In particular, the Corporation will use its commercial reasonable best efforts to make available to the Agents, the Pacific Road Entities, their respective legal counsel, auditors and technical consultants, on a timely basis, all corporate and operating records, material contracts, reserve reports, technical reports, feasibility studies, financial information, budgets, key officers, and other relevant information reasonably necessary in order to complete the due diligence investigation of the Corporation and its business operations, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Agents or the Pacific Road Entities may conduct, to participate in one or more due diligence sessions to be held prior to the Time of Closing and prior to the time of filing the Prospectuses. The Corporation will also use commercially reasonable best efforts to make available its respective directors, officers, employees, and its legal, technical and accounting advisors. All information requested by the Agents, the Pacific Road Entities, their respective counsel and technical consultants in connection with the due diligence investigations of the Agents and the Pacific Road Entities will be treated by the Agents, the Pacific Road Entities, their respective counsel and technical consultants as confidential and will only be used in connection with the Offering. The Agents and the Pacific Road Entities will rely on information prepared or supplied by the Corporation or other sources believed by the Agents or the Pacific Road Entities to be reliable and the Agents and the Pacific Road Entities will apply reasonable standards of diligence to such work. However, the Agents and the Pacific Road Entities will be entitled to rely on and assume no obligation to verify the accuracy or completeness of such information and under no circumstances will be liable to the Corporation or the Corporation’s securityholders for any damages arising out of the inaccuracy or incompleteness of such information except as required by law.

Section 6	Conditions of Closing

The Agents’ obligations under this Agreement and the obligations of the Purchasers under the Subscription Agreements are conditional upon and subject to the accuracy, in all material respects, of the representations and warranties of the Corporation and of each of the Pacific Road Entities contained in this Agreement as of the date of this Agreement and as of the Time of Closing, the performance of the Corporation and each of the Pacific Road Entities of their respective obligations under this Agreement and to the satisfaction of each of the following conditions:

(1)

The Agents receiving favourable legal opinions addressed to the Agents and the Pacific Road Entities (i) at the Time of Closing dated the Closing Date, from Norton Rose OR LLP, Canadian counsel to the Corporation, as to matters governed by the laws of Ontario as set forth in this Section 6(1); and (ii) at the Time of Closing dated the Closing Date, from local counsel with respect to matters in each Offering Jurisdiction in respect of which a distribution of Special Warrants to Purchasers under the Offering has occurred, other than Ontario, which counsel in turn may rely as to matters of fact on certificates of officers, public and exchange officials or of the auditor of the Corporation, to the effect, or substantially to the effect set forth below (for greater certainty, Vector Corporation Finance Lawyers in British Columbia shall include in its local counsel opinion matters related to corporate law governing the Corporation), in each case, subject to customary assumptions and qualifications:

	(a)	the Corporation having been incorporated and existing under the laws of British Columbia;

	(b)	there are no restrictions on the corporate power and capacity of the Corporation to own and lease its properties and assets and to conduct its business as now currently conducted;

	(c)	there are no restrictions on the corporate power and capacity of the Corporation to enter into the Documents and to carry out its obligations under the Documents;

(d)

the Corporation is a reporting issuer or the equivalent thereof in British Columbia, Alberta and Ontario and is not on the list of defaulting issuers maintained by the Securities Commissions in those provinces;

	(e)	the authorized share capital of the Corporation;

(f)

all necessary corporation action has been taken to authorize the execution and delivery by the Corporation of the Documents and the performance by the Corporation of its obligations under the Documents, and the Documents have been duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their respective terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, that specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction, that rights of indemnity and/or contribution may be limited by applicable laws and that provisions purporting to sever prohibited or unenforceable provisions without affecting the enforceability of the remainder of the agreement may be limited by applicable laws;

(g)

the execution and delivery of the Documents by the Corporation and the performance of its obligations thereunder, including the issue, sale and delivery on the Closing Date of the Special Warrants, to the Agents or the Purchasers, as the case may be, do not and will not conflict with and do not result in a breach of:

(i) any of the terms, conditions or provisions of the articles or by-laws of the Corporation; or

(ii) any laws of the Offering Jurisdictions that are applicable to the Corporation;

(h)	all necessary corporate action having been taken by the Corporation to authorize the creation, execution, issuance and delivery of the Special Warrants;

(i)	the Special Warrants and the Underlying Securities having been duly and validly issued by the Corporation;

(j)

the offering, sale and issuance of the Special Warrants is exempt from the prospectus requirements of the Canadian Securities Laws, and no prospectus is required to be filed nor are any other documents required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by the Corporation under the Canadian Securities Laws to permit the offer, issue and sale of the Special Warrants by the Corporation to the Purchasers in the Offering Jurisdictions, except for the filing by the Corporation within 10 days of the Closing of a report in Form 45-106F1, prepared in accordance with applicable Canadian Securities Laws, with securities regulators in each applicable Qualifying Provinces and together with the requisite filing fees; and

(k)	such other matters as the Agents’ legal counsel may reasonably request prior to the Time of Closing;

(2)

The Agents receiving a favourable legal opinion at the Time of Closing dated the Closing Date, from: (i) Osler, Hoskin & Harcourt LLP, Canadian counsel to the Pacific Road Entities, as to matters governed by the laws of Ontario as set forth in this Section 6(2); and (ii) at the Time of Closing dated the Closing Date, from local counsel with respect to matters in Australia and Belgium, which counsel in turn may rely as to matters of fact on certificates of officers or of public officials, to the effect, or substantially to the effect set forth below, in each case subject to customary assumptions and qualifications:

(a)

each Pacific Road Entity has been validly organized, is subsisting under the laws of its jurisdiction of formation and has the capacity to enter into and perform its obligations under the Documents and to complete the transactions contemplated by the Documents;

(b)

all necessary corporate action has been taken to authorize the execution and delivery by each of Pacific Road Entities of the Documents and the performance by each of the Pacific Road Entities of its obligations thereunder, and the Documents have been duly executed and delivered by each Pacific Road Entity and constitute a legal, valid and binding obligation of each Pacific Road Entity enforceable against it in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, that specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction, that rights of indemnity and/or contribution may be limited by applicable laws and that provisions purporting to sever prohibited or unenforceable provisions without affecting the enforceability of the remainder of the agreement may be limited by applicable laws; and

	(c)	the execution and delivery of the Documents by each of the Pacific Road Entities and the performance of its obligations thereunder, do not and will not conflict with and do not result in a breach of:

(i) any terms, conditions or provisions of the constating documents of such Pacific Road Entity; or

(ii) any law applicable to such Pacific Road Entity;

(3)

At the Time of Closing, the Agents and the Pacific Road Entities shall have received an opinion, dated the Closing Date, of Roberto Herrera Pinon, Mexican counsel for the Corporation, in form and substance satisfactory to counsel for the Agents acting reasonably, as to the Corporation’s Mexican subsidiaries and as to the title and ownership interest of the Corporation and its subsidiaries of the San Francisco Gold Mine and its other Mexican properties;

(4)

The Agents having received certificates at the Time of Closing dated the Closing Date, signed by any senior officer or director of the Corporation and by any director or officer of each of the Pacific Road Entities, in form and content satisfactory to the Agents and their counsel, acting reasonably, including with respect to:

	(a)	the constating documents;

	(b)	the resolutions or similar authorizations of the Documents and the other transactions contemplated by the Documents; and

	(c)	the incumbency and signatures of its signing officers;

(5)	The Corporation having delivered to the Agents, at the Time of Closing, a certificate of compliance under applicable law for the Corporation, dated within two (2) days of the such closing date;

(6)	The Agents not having exercised any rights of termination set forth in Section 11;

(7)

At the Time of Closing, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Special Warrants or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened in Canada;

(8)

The Subscription Agreements, at the Time of Closing, shall have been executed and delivered by the Corporation and each Pacific Road Entity in form and substance satisfactory to the Agents and their counsel, acting reasonably;

(9)

The Special Warrant Indenture shall have been executed and delivered by the Special Warrant Agent, the Corporation and each Pacific Road Entity in form and substance satisfactory to the Agents and their counsel, acting reasonably;

(10)

All action required to be taken by or on behalf of the Corporation and each Pacific Road Entity, including the passing of all requisite resolutions, if applicable, and all requisite filing with any Governmental Authority or Securities Commission shall have occurred at or prior to the Time of Closing so as to validly authorize the execution of the Documents and to sell and distribute the Special Warrants;

(11)	On or before the Time of Closing, the Pacific Road Entities having deposited the Common Shares with the Special Warrant Agent in accordance with Section 2(7) of this Agreement; and

(12)

The Agents having received at the Time of Closing, such further certificates, opinions of counsel and other documentation from the Corporation or the Pacific Road Entities as may be contemplated herein or as the Agents or their counsel may reasonably request.

Section 7	Representations and Warranties of the Corporation and the Pacific Road Entities

(1)

The Corporation hereby represents and warrants to the Agents and the Purchasers, intending that the same may be relied upon by the Agents and the Purchasers (and confirms for greater certainty, that the Purchasers, in addition to the Agents, shall have the benefit of such representations and warranties as if they had been made directly to the Purchasers under their respective Subscription Agreements) that:

	(a)	the Corporation:

		(i)	is a corporation that has been duly incorporated and is validly existing and is in good standing under the laws of British Columbia;

		(ii)	has all requisite power and authority to carry on its business and to own, lease and operate its property and assets and to carry out the transactions contemplated by this Agreement;

(iii)

has conducted and is conducting its business in compliance with all applicable laws, of each jurisdiction in which it carries on its business, except where failure to so comply would not reasonably be expected to have a Material Adverse Effect;

(iv)

is duly registered, licensed or qualified to carry on its business and to own, lease and operate its property and assets in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not reasonably be expected to have a Material Adverse Effect and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have a Material Adverse Effect;

	(v)	has all requisite power and capacity to enter into and perform its obligations under this Agreement;

(vi)

is a reporting issuer under the securities laws of British Columbia, Alberta and Ontario and is not in default of any requirement of such securities laws and is not included on a list of defaulting reporting issuers maintained by the Securities Commissions in those provinces; and

(vii)

is in material compliance with Canadian Securities Laws in connection with the Offering and its timely and continuous disclosure obligations under the Canadian Securities Laws of each of the Qualifying Jurisdictions and the policies, rules and regulations of the TSX;

(b)	each of the Company’s subsidiaries:

	(i)	is a corporation that has been duly incorporated or organized and is validly existing and is in good standing under the laws of its jurisdiction of incorporation;

	(ii)	has all requisite power and authority to carry its business, as now conducted, and to own, lease and operate its properties and assets;

(iii)

has conducted and is conducting the business in all material respects in compliance with all applicable laws of each jurisdiction in which it carries on business, except where such failure to comply would not be reasonably expected to have a Material Adverse Effect; and

(iv)

is duly registered, licensed or qualified or authorized to transact business and to own, lease and operate its properties and assets in each jurisdiction where the conduct of the business or the ownership, leasing or operation of its property and assets requires such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not reasonably be expected to have a Material Adverse Effect, and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have a Material Adverse Effect;

(c)

except as disclosed to the Agents, the Corporation is the direct or indirect beneficial holder of all of the issued and outstanding securities of each of its subsidiaries, in each case free and clear of all Liens, and no person, firm or corporation has any agreement or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase from the Corporation of all or any part of such securities, and all such securities have been validly issued and are outstanding as fully paid and non-assessable;

(d)	the execution, delivery and performance by the Corporation of the Documents:

	(i)	has been duly authorized by all necessary corporation action;

(ii)

does not require any authorization except (A) those which have been obtained, (B) those required under Canadian Securities Laws which will be obtained prior to the Time of Closing, and (C) those which have not been obtained that would not have a Material Adverse Effect;

(iii)

does not (or will not with the giving of notice, the lapse of time or both) require a consent or approval under, result in a breach or a violation of, or conflict with or result in a default under, or allow any other person to exercise any rights under, or require any consent in respect of (A) the articles or by-laws of the Corporation or any of its subsidiaries, (B) the resolutions of the board of directors of the Corporation or any of its subsidiaries, (C) any judgment, decree, order or award of any Governmental Authority having jurisdiction over the Corporation or any of its subsidiaries, or (D) any contract or permit to which the Corporation or any of its subsidiaries is a party or by which the business as currently conducted by the Corporation or its subsidiaries may be affected, except, in each case, any breach, violation, conflict, default or right that would not reasonably be expected to have a Material Adverse Effect;

	(iv)	will not result in the violation of any law applicable to the Corporation or any of its subsidiaries, except where such violation would not have a Material Adverse Effect; and

(v)

will not give rise to any Lien on or with respect to the property or assets now owned or hereafter acquired by the Corporation or any of its subsidiaries or the acceleration of the maturity of any debt under any contract binding or affecting the Corporation, its subsidiaries or any of their respective property except where the creation of such Lien or the acceleration of the maturity of such debt would not have a Material Adverse Effect;

(e)

the Documents have been duly authorized, executed and delivered by the Corporation and, assuming due execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of the Corporation enforceable against it in accordance with their terms, provided that enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors' rights generally, that specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction, that rights of indemnity and/or contribution may be limited by applicable laws and that provisions purporting to sever prohibited or unenforceable provisions without affecting the enforceability of the remainder of the agreement may be limited by applicable laws;

(f)

as of the date hereof, the authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of non-voting convertible preference shares without par value. As of the close of business on the Business Day prior to Closing Date, 137,566,127 common shares, 2,000,000 common share-purchase warrants and 9,375,000 options are issued and outstanding;

(g)

the common shares of the Corporation are listed and quoted for trading on the TSX and the common shares of the Corporation (including the Underlying Securities) have been duly issued as fully paid and non-assessable shares in the capital of the Corporation;

(h)

at the Time of Closing, the Special Warrants will have been duly authorized for issuance and sale to the Purchasers pursuant to the Documents and when issued and delivered by the Corporation pursuant to the Documents against payment of the consideration set forth therein, as applicable, will be validly issued as fully paid and non-assessable securities of the Corporation as applicable. The issuance of the Special Warrants is not subject to the pre-emptive rights of any shareholder of the Corporation (or such rights have been irrevocably waived), and all corporate action required to be taken by the Corporation for the authorization, issuance, sale and delivery of the Special Warrants have been validly taken at the date hereof;

(i)	the transfer agent of the Corporation has been duly appointed as the transfer agent and registrar of the common shares of the Corporation;

(j)

the Corporation is qualified under National Instrument 44-101 – Short Form Prospectus Distributions to use the short form prospectus distribution system to file a short form prospectus with the Securities Commissions;

(k)

no person, firm or corporation, as at the date hereof, has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of any of the unissued shares, securities or warrants (including convertible securities or warrants) of the Corporation except for common shares of the Corporation issuable or transferable to: (i) participants under the Corporation's 2010 stock option plan, and (ii) holders of 2,000,000 warrants to purchase common shares of the Corporation issued by the Corporation on June 26, 2010;

(l)	the Corporation is not party to any contract or agreement which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(m)

the Corporation and each of its subsidiaries has: (i) filed (or has had filed on its behalf) all tax returns required by tax legislation to be filed or sent by it to any taxing authority in any jurisdiction prior to the Time of Closing; and (ii) properly paid (or has had paid on its behalf) all taxes due or claimed to be due by a taxing authority (including all instalments on account of taxes for the current year) and properly withheld or collected and remitted all amounts required by tax legislation to be withheld or collected and remitted by it in respect of any taxes, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided;

(n)

the Financial Information is true and correct in all material respects, present fairly, in all material respects, the financial position, results of operations, cash flows and all of the assets and liabilities of the Corporation on a consolidated basis for the periods ended on, and as at the dates indicated, and has been prepared in accordance with Canadian GAAP consistently applied and applicable Canadian Securities Laws, and the Corporation is not aware of any fact or circumstance presently existing which would render the Financial Information materially incorrect;

(o)

the financial data to be contained in, or incorporated by reference into, the Prospectus and any Supplementary Material will be presented fairly and will be true and correct in all material respects and will contain no misrepresentation;

(p)

the Corporation’s Auditors are independent chartered accountants with respect to the Corporation, as required by Canadian Securities Laws and there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the Corporation’s Auditors;

(q)

the Corporation and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain accountability for assets; (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (iv) material information relating to it is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared;

(r)

since March 31, 2011, the business of the Corporation and its subsidiaries has been carried on in the ordinary course of business. Since March 31, 2011, except as disclosed in the Public Record, (i) there has not been any material change and no event has occurred or circumstances exist which would reasonably be expected to have a Material Adverse Effect or expected to result in the coming into existence of a new material fact; and (ii) no transactions have been entered into by the Corporation which are or would be material to the Corporation;

(s)

there is no action, suit, proceeding or investigation, at law or in equity, by any person, or any arbitration, administrative or other proceeding by or before any Governmental Authority that is pending or, to the knowledge of the Corporation, threatened, against or affecting the Corporation, its subsidiaries or any of their respective properties, rights or assets, except for those that would not reasonably be expected to have a Material Adverse Effect;

(t)

except as disclosed in the Public Record, none of the directors, officers or employees of the Corporation or any subsidiary and no person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or any other person exchangeable for more than 10% of any class of securities of the Corporation, and no associate or affiliate of any of the foregoing, has or had any interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or any subsidiary which materially affects, is material to or will materially affect the Corporation;

(u)

no officer, director, employee or any other person not dealing at arm’s length with the Corporation, or to the knowledge of the Corporation, any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other encumbrances or claims of any nature whatsoever which are based on the revenues of the Corporation;

(v)

all material employment agreements, severance agreements and change of control agreements and all employee plans, currently in place or proposed, have been disclosed to the Agents or in the Public Record. The Corporation and its subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages; there is not currently any labour disruption or conflict involving the Corporation or its subsidiaries. Except as disclosed to the Agents, the Corporation or its subsidiaries are not a party to a collective bargaining agreement. Except as disclosed to the Agents, there are no union organizing efforts being made at the Corporation or its subsidiaries;

(w)

no acquisitions or dispositions have been made by the Corporation or any subsidiary that are "significant acquisitions" for which the Corporation is required to file a "business acquisition report" (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations) and none of the Corporation or any subsidiary is a party to any contract with respect to any transaction that would constitute a "proposed acquisition", in each case which would require disclosure in the Preliminary Prospectus or the Final Prospectus in accordance with Item 10 of Form 44-101 F1 – Short Form Prospectus;

(x)

except as disclosed to the Agents, the Corporation and its subsidiaries have good and marketable title to all real property and other property owned by the Corporation and its subsidiaries, in each case as at the date thereof and free and clear of all Liens of any kind (including zoning, use or building code restrictions that would prohibit or prevent the continued effective ownership, leasing, licensing or use of such property in the Corporation’s business) except which would not singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Corporation or any of its subsidiaries and which would not reasonably be expected to have a Material Adverse Effect;

(y)

any and all agreements pursuant to which the Corporation or its subsidiaries holds its material assets or is entitled to the use of or acquire ownership of material assets (whether directly or indirectly) are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, and there is currently no material default of any of the provisions of any such agreements nor has any such default been alleged, and the Corporation, after making due enquiries, is not aware of any disputes with respect thereto that would reasonably be expected to have a Material Adverse Effect and such assets, including the San Francisco Gold Mine, are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate except where lack of such good standing would not have a Material Adverse Effect, and all leases, licences, concessions, and claims pursuant to which the Corporation derives its interests in such material assets are in good standing except where lack of such good standing would not have a Material Adverse Effect and there has been no material default under any such leases, licences, concessions, and claims and all taxes required to be paid with respect to such assets to the date hereof have been paid;

(z)

the Corporation has provided the Agents and the Pacific Road Entities with a true and complete copy of the technical report relating to the San Francisco Gold Mine entitled “Timmins Gold Corp. – NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, effective date of November 30, 2010 prepared by Micon International Limited (the “Technical Report”) including, without limitation, the current resource and reserve estimates relating to the San Francisco Gold Mine set out in the Technical Report (the “Current Resource Estimate”). The Corporation is not aware of any technical information or data materially inconsistent with the Technical Report. To the best of the Corporation’s knowledge, the Current Resource Estimate was prepared in good faith using methods and based on assumptions considered by Micon International Limited to be reasonable at the time of preparation. Notwithstanding anything in this Agreement, nothing in this Agreement shall be interpreted as a warranty by the Corporation of the accuracy of the Current Resource Estimate, which is by nature, an estimate and subject to many causes of error;

(aa)

the Corporation and its subsidiaries has conducted and is conducting the business thereof in compliance in all material respects with all applicable law, rules, regulations, tariffs, orders and directives of each jurisdiction in which they carries on business. To the knowledge of the Corporation, all material permits, certificates, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, operate, lease, stake, or, to maintain the Corporation’s or its subsidiaries properties and to conduct the business of the Corporation or its subsidiaries, including to operate and to conduct exploration on the San Francisco Gold Mine, are in place. To the knowledge of the Corporation, there has been no breach of the terms and conditions of all such Governmental Licenses. To the knowledge of the Corporation, all of the Governmental Licenses are valid and in full force and effect. To the knowledge of the Corporation, no notice of proceedings relating to the revocation or material modification of any such Governmental Licenses has been issued or is contemplated;

(bb)

(i) none of the Corporation or its affiliates is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”) except where such violations would not be reasonably expected, on an individual or aggregate basis, to have a Material Adverse Effect for such entity, (ii) the Corporation or its affiliates have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, except where the failure to have such permits, authorizations and approvals would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, and (iii) to the knowledge of the Corporation there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non- compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or its affiliates, which if determined adversely, would reasonably be expected to have a Material Adverse Effect;

(cc)

except as contemplated hereby, there is no person acting or purporting to act at the request of the Corporation or any of its subsidiaries, who is entitled to any brokerage or agency fee in connection with the transactions described in this Agreement;

(dd)

copies of all of the material contracts and agreements of the Corporation (collectively the “Material Contracts”) have been made available for review by the Agents and the Pacific Road Entities. The Corporation has not received notification from any party claiming that such applicable party is in material breach or default under any Material Contract;

(ee)

all material information which has been prepared by the Corporation relating to the Corporation, its subsidiaries, their respective businesses, properties, liabilities and the San Francisco Gold Mine and either publicly disclosed or provided to the Agents and the Pacific Road Entities in connection with the Agents' and the Pacific Road Entities’ due diligence investigation, is, as of the date of such information (or such information as amended or supplemented), true and correct in all material respects, and no fact or facts have been omitted therefrom which would constitute a misrepresentation or would make such information misleading;

(ff)

none of the Corporation or its subsidiaries or, to the knowledge of the Corporation any of its, or its subsidiaries’, employees or agents has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Mexican, Canadian or provincial or state governmental officer or official, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(gg)

the Prospectuses (including the documents incorporated therein by reference) will constitute as at the date of its filing, full true and plain disclosure of all materials facts relating to the Offering, the Corporation and its business and will not contain a misrepresentation; and

(hh)

no order, ruling or determination (including any stop order) having the effect of ceasing or suspending the distribution of, or trading in, any of the securities of the Corporation, or prohibiting the sale of the Special Warrants or any of the Corporation’s issued securities has been issued by the Securities Commissions and no proceeding for that purpose has been initiated or, to the best of the Corporation’s knowledge, threatened by the Securities Commissions, and any request on the part of the Securities Commissions for additional information has been complied with.

(2)

Each Pacific Road Entity (severally and not jointly) hereby represents and warrants to the Agents and the Purchasers, intending that the same may be relied upon by the Agents and the Purchasers (and confirms for greater certainty, that the Purchasers, in addition to the Agents, shall have the benefit of such representations and warranties as if they had been made directly to the Purchasers under their respective Subscription Agreements) that:

(a)

such Pacific Road Entity has been validly organized, is subsisting under the laws of its jurisdiction of formation and has the capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement;

(b)	such Pacific Road Entity is the beneficial owner of the Common Shares indicated beside its respective name in Schedule A;

(c)

at the Time of Closing and at the time of the exchange of the Underlying Securities, such Pacific Road Entity will have full legal right, power and authority to deposit into escrow and transfer the Common Shares (as indicated beside its name in Schedule A) as contemplated by this Agreement, free and clear of all Liens;

(d)

at the Time of Closing and at the time of exchange of the Underlying Securities as contemplated by this Agreement, there will be no agreements or restrictions which in any way limit or restrict the sale or transfer by such Pacific Road Entity of any of the Common Shares indicated beside its name in Schedule A;

(e)	the authorization, execution, delivery and performance by such Pacific Road Entity of the Documents and the completion by such Pacific Road Entity of the transactions contemplated thereby:

(i)

do not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange, Securities Commission or other securities regulatory authority or other third person, except (A) those which have been obtained or will be obtained at or prior to the Time of Closing , (B) those as may be required (and will be obtained at or prior to the Time of Closing) under Canadian Securities Laws and (C) the qualification of the distribution of the Common Shares, including obtaining a Final Receipt, in accordance with Section 8 hereof;

(ii)

do not (or will not with the giving of notice, the lapse of time or both) result in a breach or a violation of, or conflict with or result in a default under, allow any other person to exercise any rights under, or require any consent in respect of, any judgment, decree, order or award of any Governmental Authority having jurisdiction over such Pacific Road Entity;

	(iii)	will not result in the violation of any law applicable to it; and

	(iv)	will not give rise to any Lien of any kind whatsoever on the Common Shares indicated beside its name in Schedule A;

except in the case of (ii) and (iii) where such breach, violation or default would not reasonably be expected to have a material adverse effect on the completion of the transactions contemplated hereby;

(f)

the Documents have been duly authorized, executed and delivered by such Pacific Road Entity and, assuming due execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of such Pacific Road Entity enforceable against it in accordance with their terms, provided that enforceability may be limited by bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, that specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction, that rights of indemnity and/or contribution may be limited by applicable laws and that provisions purporting to sever prohibited or unenforceable provisions without affecting the enforceability of the remainder of the agreement may be limited by applicable laws;

(g)

at the Time of Closing and at the time of exchange of the Underlying Securities as contemplated by this Agreement, no person (except for the Purchasers and the Special Warrant Agent) will have any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such, under which any Pacific Road Entity is, or may become, obligated to transfer its Common Shares; and

(h)

all information in the Prospectuses relating to such Pacific Road Entity which is supplied by the Pacific Road Entities for inclusion in the Prospectuses will, as at the date of its filing, be accurate and complete and will not contain a misrepresentation.

Section 8	Additional Covenants of the Corporation

In addition to any other covenant of the Corporation set forth in this Agreement, the Corporation covenants with the Agents, the Pacific Road Entities and the Purchasers (and confirms, for greater certainty, that the Purchasers, in addition to the Agents shall have the benefit of such covenants as if they had been made directly to the Purchasers under their respective Subscription Agreements) that:

(1)

The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement, including the creation, issuance, offering and sale of the Special Warrants;

(2)

Subject to compliance with applicable law, until the Closing Date, the Corporation will not make or authorise or permit to be made to the TSX or any other person, any material statement or announcement or issue any press release in relation to the Offering without the prior consent of the Co-Lead Agents on behalf of the Agents and the Pacific Road Entities, such consent not to be unreasonably withheld or delayed;

(3)

The Corporation agrees not to, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional common shares of the Corporation or any securities convertible or exchangeable into common shares of the Corporation, other than pursuant to (i) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar securities compensation arrangements in place, or (ii) the issue of common shares upon the exercise of convertible securities, warrants or options outstanding prior to the Time of Closing, or (iii) any existing or future property acquisition or option agreements entered into in the ordinary course of business, or (iv) any bona fide merger, acquisition, business combination or similar transaction entered into with an arm’s length party, for a period ending on the Qualification Deadline, without the prior written consent of the Co-Lead Agents, such consent not to be unreasonably withheld or delayed, provided that in the case of (iii) and (iv) above, the consent of the Co-Lead Agent shall be required where the aggregate dilution exceeds 10%, on a fully-diluted basis;

(4)	The Corporation shall comply in all material respects with the applicable Prospectus Review Procedures and in connection therewith shall:

(a)

as soon as possible following the Closing Date but in any event not later than five days following the Closing Date, prepare and file a preliminary prospectus to qualify the Underlying Securities (the “Preliminary Prospectus”) and other documents required under the securities laws of the Qualifying Provinces with the Securities Commissions and designate the British Columbia Securities Commission (“BCSC”) as the principal regulator, and obtain a preliminary receipt from the BCSC for the Preliminary Prospectus evidencing that a receipt has been deemed to be issued for the Preliminary Prospectus (the “Preliminary Receipt”) in each of the Qualifying Provinces;

(b)

use reasonable best efforts to, as soon as possible after any comments of the Securities Commissions in connection with the Preliminary Prospectus have been satisfied, and, in any event, by not later than 5:00 p.m. (Toronto time) on August 31, 2011 (or such later date as may be agreed to by the Corporation, the Agents and the Pacific Road Entities) (“Qualification Deadline”):

(i)

prepare and file the Final Prospectus, (together with the Preliminary Prospectus, the “Prospectuses”) and other documents required under the applicable securities laws of the Qualifying Provinces with the Securities Commissions; and

		(ii)	obtain a final receipt from the BCSC for the Final Prospectus evidencing that a receipt has been deemed to be issued for the Final Prospectus (the “Final Receipt”) in each of the Qualifying Provinces;

(c)

during the period commencing with the date hereof and ending on the completion of the distribution of the Underlying Securities, the Corporation will promptly inform the Agents and the Pacific Road Entities of:

		(i)	any request of the Securities Commissions for any amendment to the Preliminary Prospectus, the Final Prospectus or any other part of the Public Record or for any additional information;

(ii)

the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, the TSX, or any other competent authority relating to any part of the Public Record or the distribution of the Special Warrants or the Underlying Securities; and

		(iii)	the issuance by any Securities Commission or similar regulatory authority, the TSX or by any other competent authority, of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(d)

the Corporation will promptly, and in any event within any applicable time limitation, comply to the reasonable satisfaction of the Agents and the Agents’ counsel and the Pacific Road Entities and the Pacific Road Entities’ counsel, with Canadian Securities Laws with respect to any material adverse change, material change, change, occurrence or event of the nature referred to in Section 4(6) and the Corporation will prepare and file promptly at the Agents’ request, acting reasonably, any amendment to the Prospectuses or Supplementary Material as may be required under the securities laws of the Qualifying Provinces; provided that the Corporation shall have allowed the Agents and the Agents’ counsel and the Pacific Road Entities and the Pacific Road Entities’ counsel to participate fully in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Agents may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Agents to execute the certificate required to be executed by them in, or in connection with, such Supplementary Material;

	(e)	otherwise fulfill all necessary legal requirements to enable the Underlying Securities to be distributed in each of the Qualifying Provinces;

(f)

until the completion of the distribution of the Underlying Securities, promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the securities laws of the Qualifying Provinces to continue to qualify the Underlying Securities for distribution or, in the event that the Underlying Securities have, for any reason, ceased to so qualify, to use reasonable commercial efforts to again qualify the Underlying Securities for distribution; and

(g)

prior to the filing of the Preliminary Prospectus and the Final Prospectus and prior to the filing with any Securities Commissions of any Supplementary Material, have allowed the Agents and the Agents’ counsel and the Pacific Road Entities and the Pacific Road Entities’ counsel to participate fully in the preparation of and to approve the form of such documents (such approval not to be unreasonably withheld);

(5)

The Corporation shall deliver or cause to be delivered without charge to the Agents and, except with respect to the matters referred to in (c) and (d) below, to the Pacific Road Entities, the documents set out below at the respective times indicated:

(a)

contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Final Prospectus, copies of the Preliminary Prospectus and the Final Prospectus, signed as required by the securities laws of the Qualifying Provinces;

(b)	as soon as they are available, copies of any Supplementary Material, if required, signed as required by the securities laws of the Qualifying Provinces;

(c)

prior to the filing of the Final Prospectus with the Securities Commissions or at such other time as the Agents may agree, acting reasonably, a long-form “comfort letter” from the Corporation’s Auditors, dated the date of the Final Prospectus, addressed to the Agents and the Agents’ counsel and satisfactory in form and substance to the Agents and the Agents’ counsel, acting reasonably, based on a review completed not more than two business days prior to the date of the letter, verifying certain financial and accounting information relating to the Corporation in the Final Prospectus, including all documents incorporated by reference, and any Supplementary Material, including:

(i)

to the effect that, in their opinion, the financial information examined by them complies in all material respects with all applicable accounting requirements, including Canadian GAAP and the applicable accounting requirements of Canadian Securities Laws;

(ii)

relating to the verification of the financial data contained in the “circle up” of the Final Prospectus, the documents incorporated by reference and any Supplementary Material and matters involving changes or developments since the respective dates as of which such financial data is given in the Final Prospectus, the documents incorporated by reference or the Supplementary Material, as the case may be; and

	(iii)	to the effect that the Corporation’s Auditors are independent public accountants as required by Canadian Securities Laws,

which letter will be in addition to the consent letters addressed by the Corporation’s Auditors to the Securities Commissions in the Qualifying Provinces or contained in the Final Prospectus;

(d)

comfort letters similar to those in subparagraph 8(c) with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Agents for their signature or, if the Agents’ signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Agents and the Agents’ counsel, acting reasonably;

(e)

as soon as possible after the filing of the Prospectuses, without charge, commercial copies of the Prospectuses (including any documents incorporated by reference into the Prospectuses to the extent not available on SEDAR) and any Supplementary Material in such numbers and in such cities as the Agents may reasonably request by written instructions to the Corporation, or the printer thereof, given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents;

(f)

upon the date of distribution of the Common Shares, a legal opinion of the Corporation’s counsel (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel), addressed to the Agents and the Pacific Road Entities, in form and substance reasonably satisfactory to the Agents and the Pacific Road Entities (it being understood that all opinions provided under this Agreement will be subject to appropriate and customary qualifications and assumptions as required by counsel, acting reasonably) to the effect that:

(i)	the attributes of the Special Warrants and the Underlying Securities, conform in all material respects with the description thereof contained in the Prospectuses;

(ii)	the statements set forth in the Prospectuses under the heading “Eligibility for Investment” are true and correct;

(iii)

all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the securities laws of the Qualifying Provinces in order to qualify the Underlying Securities for distribution to the Purchasers in each of the Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of the securities laws of the Qualifying Provinces;

(iv)

the first trade by a Purchaser of the Underlying Securities received upon the exchange of the Special Warrants will not be subject to the prospectus requirements of Canadian Securities Laws and no filing, proceeding, approval, permit, consent or authorization under Canadian Securities Laws will be required to permit the trading of such Underlying Securities through investment dealers or brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of the securities laws of the Qualifying Provinces; and

(v)

the Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Canadian Securities Laws;

(g)

upon the closing date of the distribution of the Underlying Securities, the opinion contemplated by Section 6(3) of this Agreement dated as of the date of the distribution of the Underlying Securities; and

(h)

a certificate dated as of the date of the distribution of the Underlying Securities, addressed to the Agents and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation (or such other officers as acceptable to the Agents), certifying for and on behalf of the Corporation, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(i)

the Corporation having complied with all covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the time of the distribution of the Underlying Securities;

(ii)

subsequent to March 31, 2011, there having not occurred (i) a material change, or any change or development involving a prospective Material Adverse Effect, or the coming into existence of a new material fact, other than as disclosed in the Public Record or the Prospectuses; and (ii) except as disclosed in the Public Record or in the Prospectuses, no transactions have been entered into by the Corporation which are or would be material to the Corporation; and

(iii)

the representations and warranties of the Corporation contained in this Agreement and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, being true and correct in all material respects as at the time of the distribution of the Underlying Securities, with the same force and effect as if made on and as at such time, after giving effect to the transactions contemplated by the Documents.

Section 8.1	Additional Covenants of the Pacific Road Entities

In addition to any other covenant of the Pacific Road Entities set forth in this Agreement, the Pacific Road Entities covenant with the Agents and the Purchasers (and confirms, for greater certainty, that the Purchasers, in addition to the Agents shall have the benefit of such covenants as if they had been made directly to the Purchasers under their respective Subscription Agreements) that each Pacific Road Entity shall deliver or cause to be delivered to the Agents a certificate dated the date of distribution of the Underlying Securities, addressed to the Agents and signed by any director or officer of such Pacific Road Entity, certifying for and on behalf of such Pacific Road Entity, and not in their personal capacity, after having made due inquiries, with respect to the following matters (i) each Pacific Road Entity having complied with all of the covenants and satisfied all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the time of the distribution of the Underlying Securities; and (ii) the representations and warranties of such Pacific Road Entity contained in this Agreement and in any certificates of such entity delivered pursuant to or in connection with this Agreement, being true and correct in all material respects as at the time of the distribution of the Underlying Securities, with the same force and effect as if made on and as at such time, after giving effect to the transactions contemplated by the Documents.

Section 8.2	Private Placement Transaction

Should the Qualification Date not occur and should the Private Placement Transaction proceed in accordance with Section 2(3) of this Agreement:

(1)

In addition to any other covenant of the Corporation and the Pacific Road Entities set forth in this Agreement, the Corporation and the Pacific Road Entities covenant with the Agents and the Purchasers (and confirm, for greater certainty, that the Purchasers, in addition to the Agents shall have the benefit of such covenants as if they had been made directly to the Purchasers under their respective Subscription Agreements) that the Corporation and the Pacific Road Entities, acting reasonably, shall arrange for customary legal opinions for a transaction of the nature of the Private Placement Transaction (subject to customary assumptions and qualifications), addressed to the Agents, in form and substance satisfactory to the Agents’ acting reasonably, dated the date of the distribution of the Underlying Securities, from counsel to the Company or the Pacific Road Entities, as applicable, and where appropriate, counsel in the other Offering Jurisdictions, which counsel in turn may rely as to matters of fact on certificates of officers, public and exchange officials or the auditor of the Corporation or the Pacific Road Entities, as applicable; and

(2)

Each party to this Agreement hereby covenants that they will collaborate with each other party to this Agreement, acting reasonably, to make any necessary changes to the Documents (including to Section 12 of this Agreement), to accurately reflect the terms of, and implement, the Private Placement Transaction.

Section 9	Closing

(1)	The Offering of the Special Warrants will be completed at the offices of Norton Rose OR LLP in Toronto, Ontario at the Time of Closing on the Closing Date.

(2)

At or before the Time of Closing, subject to the terms and conditions contained in this Agreement, and the delivery by the Agents to the Corporation and the Pacific Road Entities of duly executed Subscription Agreements for acceptance by the Corporation and the Pacific Road Entities:

(a)

M Partners, on behalf of the Agents and as directed by the Corporation, will deposit the gross proceeds from the sale of the Special Warrants into Escrow with the Special Warrant Agent to be held by the Special Warrant Agent in accordance with terms of the Special Warrant Indenture;

(b)

the Corporation shall deliver to the Agents on their own behalf and on behalf of the Purchasers a certificate or certificates representing the Special Warrants, registered in accordance with the direction of the Co-Lead Agents, against the payment contemplated in Section 9(2)(a). The certificate or certificates representing the Special Warrants will contain such legends as required by Canadian Securities Laws; and

(c)

the Pacific Road Entities will deposit the Underlying Securities into the Common Share Escrow with the Special Warrant Agent to be held by the Special Warrant Agent in accordance with the terms of the Special Warrant Indenture.

Section 10	Compensation of the Agents

(1)

If the Qualification Date occurs on or before the Qualification Deadline, the Special Warrant Agent, on behalf of the Pacific Road Entities, shall pay to M Partners, on behalf of the Agents, an amount equal 4% of the Escrowed Proceeds at the same time as the distribution of the Escrowed Proceeds to the Pacific Road Entities. The Special Warrant Agent shall deliver such funds forthwith upon the release of the Underlying Securities from the Common Share Escrow following the Qualification Deadline.

(2)

If the Qualification Date has not occurred on or before the Qualification Deadline and Purchasers make an election to complete the purchase of the Common Shares from the Pacific Road Entities, as contemplated by Section 2(3) of this Agreement, the Special Warrant Agent, on behalf of the Pacific Road Entities, shall pay to M Partners, on behalf of the Agents, an amount equal to 4% of the Escrowed Proceeds which are payable to the Pacific Road Entities in such circumstances (being an amount equal to the number of Special Warrants exchanged by electing Purchasers multiplied by $2.51) (the fees payable either under this Section 10(2) or Section 10(1) are collectively referred to as the “Agents’ Commission”). The Special Warrant Agent shall deliver such funds forthwith upon the release of the Common Shares to the Private Placement Purchasers from the Common Share Escrow.

Section 11	Termination Rights

(1)

All terms and conditions set out in this Agreement shall be construed as conditions and any breach or failure by the Corporation or any of the Pacific Road Entities to comply with any such conditions in favour of the Agents shall entitle the Agents to terminate their obligations hereunder, and the obligations of any person from whom the Agents have solicited an order to purchase the Special Warrants that has executed a Subscription Agreement, by written notice to that effect given to the Corporation and each Pacific Road Entity prior to the Time of Closing on the Closing Date. The Corporation and each Pacific Road Entity shall use its best efforts to cause all conditions in this Agreement to be satisfied which conditions are in such entity’s control. It is understood that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Agents, any such waiver or extension must be in writing.

(2)

In addition to any other remedies which may be available to the Agents in respect of any default, act or failure to act, or non-compliance with the terms of this Agreement by the Corporation or any of the Pacific Road Entities, the Agents shall be entitled, at their option, to terminate and cancel, without any liability on the part of the Agents, their obligations under this Agreement by giving written notice to the Corporation and each Pacific Road Entity at any time at or prior to the Time of Closing on the Closing Date if:

(a)

there should occur any material change, change of a material fact, occurrence, event or any development that could result in a material change or change of a material fact in which, in the reasonable opinion of the Agents, would be expected to have a Material Adverse Effect on the business or affairs of the Corporation or on the market price or value of the securities of the Corporation;

(b)

there should be any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Securities, or proceedings are announced or commenced for the making of any such order, by any securities commission or similar regulatory authority, or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(c)

there should be any inquiry, regulatory action, suit, proceeding or investigation (whether formal or informal and except for any inquiry or investigation based solely on activities of the Agent) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened in relation to the Corporation or any of its respective directors or officers or principal shareholders which, in the sole opinion of the Agents, acting reasonably, has or would reasonably be expected to have a Material Adverse Effect on the market price or value of securities of the Corporation;

(d)

there should develop, occur or come into effect any event of any nature, including without limitation, war, hostilities, terrorism, accident, governmental law or regulation or other condition or major financial occurrence of national or international consequence, which in the sole opinion of the Agents, acting reasonably, has or would be expected to have a material adverse effect on the financial markets generally or the market price or value of the respective securities of the Corporation, or a Material Adverse Effect on the Corporation; or

(e)

if, after the date hereof and prior to the Time of Closing, the Agents shall become aware, as a result of their due diligence review or otherwise, of any material adverse information relating to the Corporation which has not been publicly disclosed and which, in the reasonable opinion of the Agents, is expected to have a Material Adverse Effect on the market price or value of securities of the Corporation.

(3)

If the obligations of the Agents are terminated under this Agreement pursuant to these termination rights, the liability of the Corporation and each Pacific Road Entity to the Agents shall be limited to the obligations under Sections 12 and 13.

Section 12	Indemnity and Contribution

(1)

The Corporation shall, to the fullest extent permitted by law, indemnify and hold harmless on an after-tax basis each of the Agents, for and on behalf of itself and for and on behalf of and in trust for each of its affiliates and each of the officers, directors, employees and agents thereof and each other person controlling an Agent or any of its affiliates (individually, the “Agent Indemnified Party” and collectively, the “ Agent Indemnified Parties”) and each Pacific Road Entity, and their respective affiliates, shareholders, directors, officers, employees, agents and advisors including Pacific Road Capital Management Pty Limited (individually the “PR Indemnified Party” and collectively, the “PR Indemnified Parties”), from and against any and all losses (other than loss of profits), claims, actions, suits, proceedings, damages, liabilities or reasonable expenses of whatsoever nature of kind, including investigation expenses and legal expenses on a solicitor and client basis incurred by the Agent Indemnified Parties or the PR Indemnified Parties, as applicable, to which such person may become subject insofar as such losses, claims, actions, suits, proceedings, damages, liabilities or expenses arise out of or are based, directly or indirectly, upon:

(a)

any untrue statement or alleged untrue statement in the Corporation’s presentation materials, the Public Record, or a Prospectus (except any statement in the PR Offering Materials) (collectively, the “Offering Materials”), or the omission or alleged omission to state therein a material fact necessary to make the statements in the Offering Materials, in light of the circumstances under which they were made, not misleading;

(b)

the Corporation having been negligent, dishonest, engaged in wilful misconduct or having committed any fraudulent or bad faith act in the course of its performance of its obligations under the Documents, or having breached any applicable laws; or

(c)	any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement.

(2)

If any claim, action, suit, proceeding or other matter, including any inquiry or investigation (whether formal or informal), is brought or instituted against any Agent Indemnified Party or any PR Indemnified Party in respect of which indemnification may be sought, such Agent Indemnified Party or PR Indemnified Party, as applicable, shall promptly notify the Corporation, who shall promptly retain counsel (who shall be acceptable to such Agent Indemnified Party or PR Indemnified Party, as applicable, acting reasonably) to represent the Agent Indemnified Party or the PR Indemnified Party in such matter, and the Corporation shall pay the reasonable fees and disbursements of such counsel relating to such matter.

(3)

In any such matter, the Agent Indemnified Party or the PR Indemnified Party, as applicable, shall have the right to retain other counsel reasonably acceptable to the Corporation, acting reasonably, to act on his, her or its behalf, and the Corporation, shall pay the reasonable fees and disbursements of such other counsel if: (i) the Corporation has not assumed the defense of the claim, action, suit or proceeding within a reasonable period of time after receiving notice thereof; or (ii) employment of such other counsel has been authorized by the Corporation; provided that the Corporation shall not be required to assume the fees and expenses of more than one additional counsel. Neither the Corporation, on the one hand, or the Agent Indemnified Party or PR Road Indemnified Party, on the other hand, shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

(4)

The Corporation further agrees that, to the extent permitted by law, no Agent Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation its affiliates (including the officers, directors, employees and agents of the Corporation and its affiliates and each other person controlling the Corporation or any of its affiliates) for or in connection with an Agent’s activities contemplated by this Agreement or the Offering (including the Offering not proceeding) (the “Release”).

(5)

The Corporation agrees that if any indemnification or reimbursement sought pursuant to this Agreement were for any reason not to be available to any Agent Indemnified Party or any PR Indemnified Party, as applicable, or insufficient to hold it harmless as and to the extent contemplated herein, then the Corporation will contribute to the amount paid or payable by such party in respect of losses, claims, damages and liabilities, which would otherwise be subject to the indemnity provided hereunder, in such proportion as is appropriate to reflect the relative benefits to the Corporation on the one hand and such other party on the other, in connection with the engagement to which such indemnification or reimbursement relates or, if (but only if) such allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of such parties as well as any other equitable consideration. Notwithstanding anything to the contrary contained herein, in no event shall the Agents be responsible under this Section for any amounts in excess of the amount of the compensation actually received by the Agents in connection with the Offering.

(6)

The indemnity, reimbursement and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have and shall be binding upon and inure to the benefit of any successors and permitted assigns of the Corporation, an Agent Indemnified Party or a PR Indemnified Party. The foregoing indemnity, reimbursement and contribution provisions will survive, and shall continue in full force and effect, regardless of the expiry or termination of this Agreement.

(7)

Each Pacific Road Entity (severally and not jointly) agrees to indemnify and save the Agent Indemnified Parties and the Corporation, and its affiliates and shareholders, directors, officers, employees, agents and advisors (the “Corporation Indemnified Parties ”) harmless on an after-tax basis from and against any and all losses (other than loss of profits), claims, actions, suits, proceedings, damages, liabilities or reasonable expenses of whatsoever nature or kind, including investigation expenses and legal expenses on a solicitor and client basis incurred by the Agent Indemnified Parties or the Corporation Indemnified Parties, as applicable, to which such persons may become subject insofar as such losses, claims, actions, suits, proceedings, damages, liabilities or expenses arise out of or are based, directly or indirectly, upon:

(a)

any untrue statement or alleged untrue statement in a prospectus for the Offering regarding the Pacific Road Entities which has been supplied by the Pacific Road Entities in writing to the Corporation (the “PR Offering Materials”), or the omission or alleged omission to state therein a material fact necessary to make the statements in the PR Offering Materials, in light of the circumstances under which they were made, not misleading;

(b)

any Pacific Road Entity having been dishonest, engaged in willful misconduct or having committed any fraudulent or bad faith act in the course of its performance of its obligations under the Documents, or having breached any applicable laws; or

(c)	any breach by any Pacific Road Entity of its representations, warranties, covenants or obligations to be complied with under this Agreement.

(8)

If any claim, action, suit, proceeding or other matter, including any inquiry or investigation (whether formal or informal), is brought or instituted against any Agent Indemnified Party or any Corporation Indemnified Party in respect of which indemnification may be sought, such Agent Indemnified Party or any Corporation Indemnified Party, as applicable, shall promptly notify each Pacific Road Entity, and a Pacific Road Entity shall promptly retain counsel (who shall be acceptable to such Agent Indemnified Party or any Corporation Indemnified Party, acting reasonably) to represent the Agent Indemnified Party or any Corporation Indemnified Party, as applicable, in such matter, and the Pacific Road Entities shall pay the reasonable fees and disbursements of such counsel relating to such matter.

(9)

In any such matter, the Agent Indemnified Party or any Corporation Indemnified Party, as applicable, shall have the right to retain other counsel reasonably acceptable to a Pacific Road Entity, acting reasonably, to act on his, her or its behalf, and the Pacific Road Entities shall pay the reasonable fees and disbursements of such other counsel if: (i) the Pacific Road Entities have not assumed the defense of the claim, action, suit or proceeding within a reasonable period of time after receiving notice thereof; or (ii) employment of such other counsel has been authorized by the Pacific Road Entities; provided that the Pacific Road Entities shall not be required to assume the fees and expenses of more than one additional counsel. Neither the Pacific Road Entities, on the one hand, or the Agent Indemnified Party or the Corporation Indemnified Party, on the other hand, shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

(10)

Each Pacific Road Entity agrees that if any indemnification or reimbursement sought pursuant to this Agreement were for any reason not to be available to any Agent Indemnified Party or any Corporation Indemnified Party, as applicable, or insufficient to hold it harmless as and to the extent contemplated herein, then the Pacific Road Entities will contribute to the amount paid or payable by such party in respect of losses, claims, damages and liabilities, which would otherwise be subject to the indemnity provided hereunder, in such proportion as is appropriate to reflect the relative benefits to the Pacific Road Entities on the one hand and such other party on the other, in connection with the engagement to which such indemnification or reimbursement relates or, if (but only if) such allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of such parties as well as any other equitable consideration. Notwithstanding anything to the contrary contained herein, in no event shall the Agents be responsible under this Section for any amounts in excess of the amount of the compensation actually received by the Agents in connection with the Offering.

(11)

The indemnity, reimbursement and contribution obligations of the Pacific Road Entities shall be in addition to any liability which the Pacific Road Entities may otherwise have and shall be binding upon and inure to the benefit of any successors and permitted assigns of the Pacific Road Entities, an Agent Indemnified Party or a Corporation Indemnified Party. The foregoing indemnity, reimbursement and contribution provisions will survive, and shall continue in full force and effect, regardless of the expiry or termination of this Agreement.

(12)

Notwithstanding any other provision of this Agreement or any other documents to be delivered in connection with this Agreement, the obligation of the Pacific Road Entities to indemnify and save harmless the Agent Indemnified Parties or the Corporation Indemnified Parties for any claims made shall be subject to the following:

	(a)	the aggregate liability of a Pacific Road Entity for all claims shall be limited to 100% of the net proceeds received by the Pacific Road Entity from the transfer of its Common Shares; and

(b)

the Pacific Road Entity shall not be liable under this Section 12 or otherwise for any claims arising out of any breach of a representation, warranty, covenant or agreement that was not made by such Pacific Road Entity.

(13)

Any payments to or from the Pacific Road Entities collectively under this Agreement shall be made to or from, as applicable, Fund A, Fund B and PRNV in the following percentages: Fund A – 9.93%; Fund B – 9.93%; PRNV – 80.14%, and any amounts of Common Shares transferred hereunder shall be made in the same percentages. In respect of any amount payable by the Pacific Road Entities collectively hereunder (whether on account of commissions, expenses, in respect of a claim made hereunder or otherwise), each of Fund A, Fund B and PRNV shall be severally liable for and required to pay only that percentage of such amount set out in the preceding sentence. Any consent or other document to be delivered by Pacific Road hereunder must be executed by each of Fund A, Fund B and PRNV, and any notice to Pacific Road hereunder must be given to each of Fund A, Fund B and PRNV.

Section 13	Expenses

(1)	The expenses of the Offering shall be borne by the Corporation and the Pacific Road Entities as follows:

(a)

if the Qualification Date occurs on or before the Qualification Deadline or if the Private Placement Transaction is completed in accordance with Section 2(3) of this Agreement (i) the Pacific Road Entities shall be responsible for the Pacific Road Expenses, (ii) the Pacific Road Entities shall be responsible for an amount equal to $110,000 of the Timmins Expenses and the Agents Expenses and the Special Warrant Agent, on behalf of the Pacific Road Entities, shall pay such $110,000 amount to M Partners, on behalf of the Agents and the Corporation, from the Escrowed Proceeds at the time of distributing the Escrowed Proceeds to the Pacific Road Entities and (iii) the Corporation shall be responsible for the remaining Timmins Expenses and Agents Expenses.

(b)

if the Qualification Date does not occur and if the Private Placement Transaction is not completed (i) the Pacific Road Entities shall be responsible for the Pacific Road Expenses, (ii) the Pacific Road Entities shall be responsible for an amount equal to $110,000 of the Timmins Expenses and the Agents Expenses and shall pay such $110,000 amount to M Partners, on behalf of the Agents and the Corporation, by the third Business Day following the Qualification Deadline and (iii) the Corporation shall be responsible for the remaining amount of the Timmins Expenses and the Agents Expenses.

(2)	The payments to be made under this Section are in addition to the Agents’ Commission. The obligation to make such payments shall survive any termination of this Agreement.

Section 14	Action by Agents

All steps which must or may be taken by the Agents in connection with this Agreement, with the exception of the matters relating to termination contemplated by Section 11, may be taken by the Co-Lead Agents on behalf of themselves and the other Agents, and the execution of this Agreement by the Corporation and by each Pacific Road Entity shall constitute their authority for accepting notification of any such steps from the Co-Lead Agents.

Section 15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Agreement and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 16	Survival of Warranties, Representations, Covenants and Agreements

(1)

All warranties, representations, covenants and agreements of the parties herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Purchasers of the Special Warrants and shall continue in full force and effect for the benefit of the respective parties, as applicable , regardless of the closing of the sale of the Special Warrants and regardless of any investigation which may be carried on by the Agents, or on their behalf, for a period of three years following the Closing Date. In this regard, the Agents shall act as trustees for the Purchasers and accept these trusts and shall hold and enforce such rights on behalf of the Purchasers.

(2)

Notwithstanding anything to the contrary in Section 16(1), in the case of any fraud or fraudulent misrepresentation of any party hereto, the representations, warranties and covenants of such party contained in this Agreement or contained in the documents addressed to the Agents and delivered pursuant to this Agreement shall survive the termination of this Agreement and shall remain in full force and effect indefinitely.

Section 17	Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(1)	to the Corporation at:

Timmins Gold Corp.
Suite 1900 – 570 Granville St.
Vancouver, British Columbia
V6C 3P1

Attention:	Bruce Bragagnolo, Chief Executive Officer
Facsimile No.:	(604) 682-4003

with a copy (for informational purposes only and not constituting notice) to:

Norton Rose OR LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street, P.O. Box 84
Toronto, Ontario
M5J 2Z4

Attention:	Richard S. Sutin
Facsimile No.:	(416) 216-3930

(2)	to the Pacific Road Entities at:

Attention:	Greg Dick
Facsimile No.:	+61 2 9241 2255

Pacific Road Resources Fund A
and/or Pacific Road Resources Fund B
Level 23, Goldfields House
1 Alfred Street
Sydney, NSW 2000
Australia

-and to-

Pacific Road Holdings NV
Avenue Louise 331-333
1050 Brussels, Belgium

Attention:	Ann Lavrysen
Facsimile No.:	+32 2 642 8650

with a copy to (for informational purposes only and not constituting notice)

Osler, Hoskin & Harcourt LLP
100 King Street West
1 First Canadian Place
Suite 6100, P.O. Box 50
Toronto, Ontario
M5X 1B8

Attention:	John Groenewegen
Facsimile No.:	(416) 862-6666

(3)	to the Agents at:

M Partners Inc.
100 Wellington Street West
Suite 2201, P.O. Box 320
Toronto, Ontario
M5K 1K2

Attention:	Christopher Dingle
Facsimile No.:	(416) 603-8608

with a copy to (for informational purposes only and not constituting notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:	David Weinberger
Facsimile No.:	(416)-947-0866

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next Business Day after such notice or other communication has been sent (with receipt confirmed).

Section 18	Counterpart Signature

This Agreement may be executed in one or more counterparts (including counterparts by facsimile), which together shall constitute an original copy hereof as of the date first noted above.

Section 19	Time of the Essence

Time shall be of the essence in this Agreement.

Section 20	Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

Section 21	Entire Agreement

This Agreement constitutes the entire agreement between the Agents, the Pacific Road Entities and the Corporation relating to the subject matter hereof and supersedes all prior agreements between the Agents, the Pacific Road Entities and the Corporation, including the letter agreement dated June 15, 2011. This Agreement may be amended or modified in any respect by written instrument only.

Section 22	Enurement

This Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors (including any successor by reason of the amalgamation or merger of any party) and permitted assigns.

Section 23	Assignment

This Agreement becomes effective when executed by all of the parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferable or assignable by any party to it. Notwithstanding the foregoing, one or more of Fund A, Fund B and PRNV may assign this agreement to another Person that is an affiliate (as defined in Section 1.3 of NI 45-106) of one or more of them, provided that the assigning party agrees to remain liable for its obligations herein and in such circumstances the parties, acting reasonably, will make such corresponding amendments to the Special Warrant Indenture as are needed to reflect such assignment(s).

Section 24	Further Assurances

Each party hereto from time to time at the request of the other party hereto, whether before or after Time of Closing, will do such further acts and execute and deliver such further instruments, deeds and documents as will be reasonably required in order to fully perform and carry out the provisions of this Agreement. The parties hereto agree to act honestly and in good faith in the performance of their respective obligations hereunder.

Section 25	General

The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation and the Pacific Road Entities, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier an originally executed copy to the Co-Lead Agents.

Yours very truly,

M PARTNERS INC.

By:   (Signed) "Thomas S. Kafman"
                Name: Thomas S. Kafman
                Title:   Chairman

NATIONAL BANK FINANCIAL INC.

By:   (Signed) "Daniel Wilton"
                Name: Daniel Wilton
                Title:   Managing Director

PARADIGM CAPITAL INC.

By:   (Signed) "John Warwick"
                Name: John Warwick
                Title:   Managing Director, Corporate Finance

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Vancouver, B.C. as of this 21st day of July, 2011.

TIMMINS GOLD CORP.

By: (Signed) Bruce Bragagnolo
          Name:  Bruce Bragagnolo
          Title:    Chief Executive Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Sydney, Australia as of this 21st day of July, 2011.

PACIFIC ROAD CAPITAL A PTY LTD.,
AS TRUSTEE FOR
PACIFIC ROAD RESOURCES FUND A

By:  (Signed)  "Presdie"
              Name:  Presdie
              Title:    Director

By:  (Signed)  "Greg Dick"
               Name:  Greg Dick
               Title:    Director

PACIFIC ROAD CAPITAL B PTY LTD.,
AS TRUSTEE FOR
PACIFIC ROAD RESOURCES FUND B

By:  (Signed)  "Louis I. Rozman"
               Name:  Louis I. Rozman
               Title:    Director

By:  (Signed)  "Greg Dick"
               Name:  Greg Dick
               Title:    Director

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Brussels, Belgium as of this 21st day of July, 2011.

PACIFIC ROAD HOLDINGS NV

By:  (Signed)  "Ann Lavrysen"
               Name:  Ann Lavrysen
               Title:    Director

SCHEDULE A

Ownership of Common Shares:

Pacific Road Resources Fund A – 2,502,625 Common Shares

Pacific Road Resources Fund B – 2,502,624 Common Shares

Pacific Road Holdings NV – 20,199,841 Common Shares